Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

January 19, 2007

NYSE Euronext, Inc. issues a press release announcing the clearing decision by the AMF on the combined offer for the shares of Euronext N.V. and the visa issued by the AMF on the French offer prospectus

PARIS, January 19 – NYSE Euronext, Inc., a wholly owned subsidiary of NYSE Group, Inc., issues the attached press release (in French and English) announcing that, pursuant to Article L. 621-8 of the French Monetary and Financial Code and to Article 231-23 of its General Regulations, the Autorité des marches financiers (the AMF) has, in accordance with its clearance decision (décision de conformité) on the offer dated January 18, 2007, issued visa no. 07-018 dated January 18, 2007 on the French offer prospectus.

* * *

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euronext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005 and NYSE Euronext’s Registration Statement on Form S-4 (File No. 333-137506), which are available on NYSE Group’s website at http://www.nyse.com and the SEC’s website at SEC's Web site at www.sec.gov., and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About the Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the S-4 effective on November 27, 2006.

NYSE GROUP STOCKHOLDERS AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4, the final proxy statement/prospectus, the final shareholder circular prospectus, and, if and when such document becomes available, exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC’s Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus and, if and when it becomes available, exchange offer prospectus and the other documents may also be obtained for free by accessing NYSE Group’s Web site at http://www.nyse.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Not for distribution in or into Canada or Japan

COMBINED OFFER (“OFFRE PUBLIQUE MIXTE”)
together with a secondary
EXCHANGE OFFER (“OFFRE PUBLIQUE D’ECHANGE”)
and TENDER OFFER (“OFFRE PUBLIQUE D’ACHAT”)

up to a total limit of 77.6% in shares of NYSE EURONEXT, Inc. stock and 22.4 % in cash

FOR THE SHARES OF

INITIATED BY
NYSE EURONEXT, Inc.
(a company with registered offices in the State of Delaware, United States)

EXECUTED BY
     NYSE EURONEXT (Holding) N.V.
(a company with registered offices in the Netherlands, wholly owned by NYSE Euronext, Inc.)

PRESENTED BY

TERMS OF THE OFFER:

For the principal combined tender and exchange offer:
0.98 share of NYSE Euronext stock to be issued and 21.32 euros for 1 Euronext N.V. share

For the secondary exchange offer:
1.2633 NYSE Euronext, Inc. shares for 1 Euronext N.V. share

For the secondary tender offer:
95.07 euros for 1 Euronext N.V. share

This press release is published by NYSE EURONEXT, Inc. pursuant to Article 231-27-2° b) of the General
Regulations of the Autorité des marchés financiers (the « AMF »).

Pursuant to Article L. 621-8 of the French Monetary and Financial Code and to Article 231-23 of its General Regulations, the Autorité des marches financiers has, in accordance with its clearance decision (décision de conformité) on the offer dated January 18, 2007, issued the visa no. 07-018 dated January 18, 2007 on the prospectus.

The Offer wil be made in Belgium. The prospectus has been recognized by the CBFA on January 18, 2007 pursuant to article 6 of the Directive 2004/25/EC of April 21, 2004 on takeover bids. Euronext shareholders in Belgium are invited to consult sections 3.12, 3.13, 3.14 and 5.2.2 of the NYSE Euronext prospectus, which contain specific information relating to Belgium, including practical details for the acceptance of the Offer, and a description of the tax treatment of the Offer for Belgian residents.

The NYSE Euronext prospectus is available for consultation on the website of the AMF (www.amf-france.org), and may be obtained free of charge from:

Petercam SA/NV 19 rue Ste Gudule 1000 Brussels Belgium +32.2.229.64.46

The information relating to the characteristics, particularly the legal, financial and accounting characteristics of NYSE Euronext, Inc. that are required under article 231-28 of the General Regulations of the AMF are set out in the NYSE Euronext, Inc. Registration Document registered by the AMF on November 30, 2006 under number I.06-184 and will

1

Not for distribution in or into Canada or Japan

be subject to an update to be filed with the AMF and made available to the public no later than the day before the opening of the offer. This update will also contain information on the legal, financial and accounting characteristics of NYSE Euronext (Holding) N.V.

2

Not for distribution in or into Canada or Japan

The opening of the offer is subject to certain prior regulatory approvals listed in the prospectus and the AMF clearance notice on the offer (avis de conformité) dated January 19, 2007.

NYSE Euronext Inc. and Euronext N.V. will publish a joint press release to inform Euronext shareholders that the authorizations referred to above have been obtained.

Prior to the opening of the offer, the AMF and Euronext Paris will publish an opening notice and a notice announcing the timetable for the offer, respectively. Immediately after the publication of such notices, NYSE Euronext Inc. and Euronext N.V. will publish in Belgium a joint press release announcing the timetable for the offer.

Contacts

NYSE Group:

NYSE Group Investor Relations
Email: InvestorRelations@nyse.com
Phone: +1 212 656 5700

Toll free number for investors: +1 800 218 1182

The diffusion, publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. This press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.

This press release may not be published, distributed or disseminated or otherwise sent into Canada, Japan or in any other country. This press release may be distributed, published or sent in the United Kingdom (i) only to professional investors falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) only to entities that hold a certain level of assets (“high net worth entities”) or to any other type of person to whom it may be legally transmitted, falling within Article 49(2) (a) to (d) of the Order (together “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons. An offer will be made in the United States by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. No offering of securities in the United States shall be made except by means of such prospectus.

3

Ne doit pas être diffusé aux Etats-Unis, au Canada, et au Japon

OFFRE PUBLIQUE MIXTE
à titre principal, assortie à titre subsidiaire d’une
OFFRE PUBLIQUE D’ECHANGE, et d’une
OFFRE PUBLIQUE D’ACHAT

dans la limite globale de 77,6% en actions NYSE EURONEXT, INC . et de 22,4% en numéraire
VISANT LES ACTIONS DE LA SOCIETE

INITIEE PAR
NYSE EURONEXT, Inc.
(une société ayant son siège dans l’Etat du Delaware aux Etats-Unis d’Amérique)

REALISEE PAR L’INTERMEDIAIRE DE
NYSE EURONEXT (Holding) N.V.
(une société ayant son siège aux Pays-Bas, entièrement détenue par NYSE Euronext, Inc.)

PRESENTEE PAR

TERMES DE L’OFFRE :

Pour l'offre publique mixte à titre principal : 0,98 action NYSE Euronext, Inc. à émettre et 21,32 euros pour 1 action Euronext N.V.
Pour l'offre publique d’échange à titre subsidiaire : 1,2633 actions NYSE Euronext, Inc. pour 1 action Euronext N.V.
Pour l'offre publique d’achat à titre subsidiaire : 95,07 euros pour 1 action Euronext N.V.

Le présent communiqué établi par NYSE EURONEXT, Inc. est publié en application des dispositions de l’article 231-27-2° b) du règlement général de l’Autorité des marchés financiers (l’ « AMF »).

En application de l’article L.621-8 du code monétaire et financier et de l’article 231-23 de son règlement général, l’Autorité des marchés financiers a, en application de la décision de conformité de l’offre publique du 18 janvier 2007, apposé le visa n°07-018 en date du 18 janvier 2007 sur la note d’information.

La note d’information visée par l’AMF est disponible sur le site Internet de l’AMF (www.amf-france.org) et peut être obtenue sans frais auprès de :

Citigroup Global Markets Limited	Société Générale	JPMorgan
1-5 rue Paul Cézanne	GIBD / EUR / ECM	14 place Vendôme
75008 Paris	17, cours Valmy	75001 Paris
92972 Paris-La Défense Cedex

Les informations relatives aux caractéristiques, notamment juridiques, financières et comptables de NYSE Euronext, Inc. requises par l’article 231-28 du Règlement Général de l’AMF, figurent dans le document de base de NYSE Euronext, Inc. enregistré par l’AMF le 30 novembre 2006 sous le numéro I.06-184 et feront l’objet d’une mise à jour qui sera déposée auprès de l’AMF et mise à disposition du public au plus tard la veille de l’ouverture de l’offre publique. Cette mise à jour contiendra également les informations relatives aux caractéristiques, notamment juridiques, financières et comptables de NYSE Euronext (Holding) N.V.

Ne doit pas être diffusé aux Etats-Unis, au Canada, et au Japon

L’ouverture de l’offre publique est subordonnée à l’obtention d’un certain nombre d’autorisations réglementaires listées dans la note d’information ainsi que dans l’avis de conformité de l’AMF en date du 19 janvier 2007.

Les actionnaires seront informés de l’obtention des autorisations visées ci-dessus par un communiqué publié conjointement par NYSE Euronext Inc. et par Euronext N.V.

Préalablement à l'ouverture de l’offre, l'AMF et Euronext Paris publieront respectivement un avis d'ouverture et un avis annonçant les modalités et le calendrier de l'Offre. Dès ces publications, les modalités et le calendrier de l’offre feront l’objet d’un communiqué conjoint qui sera diffusé en Belgique.

Contacts

NYSE Group :

NYSE Group Investor Relations
email : InvestorRelations@nyse.com
Tél : +1 212 656 5700
Numéro vert investisseurs (Etats-Unis uniquement) : +1 800 218 1182

La diffusion, la publication ou la distribution de ce communiqué peut, dans certains pays, faire l’objet de restriction s légales ou réglementaires. Ce communiqué ne s’adresse pas aux personnes soumises à de telles restrictions, ni directement, ni indirectement. La réception de ce communiqué ne constitue pas une offre dans les pays où une offre d’achat ou une offre de valeurs mobilières serait illégale.

Ce communiqué ne doit pas être publié, distribué ou diffusé au Canada, au Japon et dans d’autres pays. Ce communiqué de presse est diffusé et adressé au Royaume-Uni uniquement, (i) aux personnes qui sont des investisseurs professionnels visés à l’article 19(5) du Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (l’ « Order »), ou (ii) aux personnes qui sont des entités disposant d’un certain patrimoine (« high net worth entities ») ou à tout autre type de personnes à qui il peut légalement être communiqué, qui sont visées à l’article 49(2) (a) à (d) de l’Order (ensemble les « personnes habilitées »). Ce communiqué de presse est adressé à l'attention exclusive des personnes habilitées et toute personne qui n’est pas une personne habilitée ne doit pas agir sur la base, ou tenir compte, du présent communiqué de presse. Tout investissement auquel se réfère le présent communiqué de presse ne sera exclusivement réalisé qu’avec des personnes habilitées. L’offre sera faite aux Etats-Unis au moyen d’un prospectus satisfaisant aux dispositions de la Section 10 du US Secruities Act de 1933, tel qu’amendé. Aucune offre ne peut interv enir aux Etats-Unis autrement qu’au moyen de ce prospectus .